Ciments Français
Italcementi Group

92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02 FEB 25 AM 8:05

02015357

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense, 04 February 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

- 01st February 2002

Sincelery yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Ciments Français

EXEMPTION NUMBER
FILE N° 82.3336

Paris, February 1st, 2002

2001 CONSOLIDATED SALES

Consolidated sales for full-year 2001 totaled **2,799 million euros,** an increase of 5.9% as compared to 2000 (**4.0% at constant size and exchange rates**).

Those figures include our proportion of Zuari Cement sales incorporated at the beginning of 2001, but not Suez Cement, the participation of which was acquired at the end of the financial year.

In a difficult economic background, this shows a still favorable evolution in all of our markets, except for North America, in spite of a better than expected fourth quarter, and Turkey.

As forecasted, the Group will be able to maintain results at a level comparable to those recorded for 2000.

The Board of Directors will examine the 2001 results on February 14th, 2002.

Breakdown by geographic zone (in millions of Euros)	**December 31st**			
	2001	**2000**	**%**	**% (1)**
France	*1,145*	*1,089*	5.1%	4.9%
EUROPEAN UNION (excluding France)	*447*	*406*	10.0%	9.9%
OTHER COUNTRIES	*1,207*	*1,148*	5.1%	1.2%
TOTAL	***2,799***	***2,643***	**5.9%**	**4.0%**

(1) At comparable size and exchange rates

Breakdown by sector (in millions of Euros)	**December 31st**			
	2001	**2000**	**%**	**% (1)**
CEMENT	*1,845*	*1,728*	6.8%	4.0%
CONSTRUCTION MATERIALS	*954*	*915*	4.2%	4.0%
TOTAL	***2,799***	***2,643***	**5.9%**	**4.0%**

(1) At comparable size and exchange rates

Visit our web sites :
Ciments Français : http://www.cimfra.fr
Italcementi : http://www.italcementi-group.com

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Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35